August 1, 2007

Mail Stop 6010

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

> **Re:** **Velcera, Inc.**
> **Registration Statement on Form SB-2**
> **Correspondence furnished July 18, 2007**
> **File No. 333-142432**

Dear Mr. Steadman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated July 12, 2007.

Amendment 1 to Form SB-2 filed June 21, 2007

General

1.      We note your planned revisions in response to our prior comments. Please note that we may have comments in addition to those below once you file your revised documents.

Financial Statements, page F-1

Note 1 – Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

2.      We note your response to prior comment 2.  It is unclear from your response as to why your contracts would not fall under the scope of SOP 81-1.  Additionally your response and proposed disclosures do not address why it is appropriate to recognize revenues ratably over the contract period.  Please revise this note to describe the material provisions of your current revenue generating contracts and explain why recognizing revenues ratably over the contract period is appropriate.


Stock-based compensation, page F-10

3.      We note that you plan to restate your financial statements for the periods ended December 31, 2006 and March 31, 2007 in response to prior comment 3.  We further note that you do not plan to amend the Velcera's financial statements furnished on the Form 8-K you filed on March 5, 2007.  In light of the fact that the financial statements included in the Form 8-K filed on March 5, 2007 are now being restated in the Form SB-2, we believe it could be confusing to investors to have two separate sets of financial statements for Velcera for the year ended December 31, 2006.  As such, please amend the Form 8-K to include restated financial statements consistent with the restated financial statements to be included in the Form SB-2.


Note 3 – License Agreement, page F-11

4.      We note your response to prior comment 4.  It is unclear from your response as to why disclosure of the predetermined financing amount would not be material information to investors.  Please revise your note to disclose the amount of the predetermined financing amount or tell us why you are not required to do so.  In this regard, we refer you to SEC Press Release 2004-89 and SEC Press Release 2005-72, available on our website at www.sec.gov.


Form 10-QSB as of March 31, 2007

5.      We note from your response that the amounts paid to the former shareholders of Denali are being accounted for as transaction costs.  Given the nature of these

payments, we do not believe these costs are transactions costs.  As such, we do not believe it is appropriate to record these costs as an expense in connection with this recapitalization transaction.  Please revise the March 31, 2007 financial statements included in this Form 10-QSB and the Form SB-2 to classify these amounts in APIC consistent with recapitalization accounting.

6.      In this regard, please note the requirements of Item 4.02 of Form 8-K.


Confidential Treatment Request filed April 30, 2007


7.      Comments, if any, on the confidential treatment request will be furnished separately when available.  Please note that comments on the confidential treatment request will need to be resolved prior to effectiveness of the registration statement.


        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions on the financial statement comments, please call Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3543.  For any other questions please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617.

                                Sincerely,


                                Russell Mancuso
                                Branch Chief


cc:     William M. Mower, Esq.
        Via Facsimile (612) 642-8358